Exhibit 99.1

WiMi Hologram Cloud Inc. Announces the Appointment of Dr. Ting Zhang as an Independent Director

BEIJING, May 5, 2021 /PRNewswire/ -- WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading Hologram Augmented Reality (“AR”) Technology provider, today announced the resignation of Michael W. Harlan, who was an independent director of the Board of Directors (the “Board”). On May 4, 2021, Mr. Michael W. Harlan delivered his notice to resign from his position as a member of the Board. The resignation of Mr. Michael W. Harlan did not result from any disagreement with the company.

On May 5, 2021, the Board appointed Dr. Ting Zhang as an independent director of the Board to fill the vacancy created by Mr. Michael W. Harlan.

Dr. Ting Zhang served as the chairwoman of the Youth Project Division of National Natural Science Foundation of China from January 2018 to December 2020, and the chairwoman of Natural Science Foundation of Guangdong Province from March 2017 to February 2020. She was a postdoctoral fellow at Northwestern University from September 2017 to August 2018, and an Assistant Professor in the Department of Industrial and Manufacturing Systems Engineering at University of Hong Kong from August 2009 to June 2010. Dr. Ting Zhang received her doctorate degree from University of Hong Kong in 2014, her master’s degree from University of Hong Kong in 2009, and her bachelor’s degree from Huazhong University of Science and Technology in 2008.

Dr. Ting Zhang has extensive research and development experience in Virtual Reality and Mixed Reality industries. She also has extensive research experience in complex service system optimization, software algorithm and image processing. The Company believes that Dr. Ting Zhang is well-qualified based on her experience to serve as an independent director of the Board.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Jack Wang

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com